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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File Number
8-51343

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning 07/01/13 and ending 06/30/14

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Leader Capital Corporation

Official Use Only
Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
919 NE 19th Avenue, Suite 200
(No. and Street)

Portland | OR | 97221
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: John E. Lekas (503) 294-1010
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

1211 West 22nd Street, Suite 110
(No. and Street)

Oak Brook | Illinois | 60523
(City) | (State) | (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant, not resident in United States or any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **John E. Lekas**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Leader Capital Corporation, as of June 30, 2014, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

Signature

President
Title

Charlene R. Sweeney
Notary Public

OFFICIAL SEAL
CHARLENE R SWEENEY
NOTARY PUBLIC - OREGON
COMMISSION NO. 454965
MY COMMISSION EXPIRES JANUARY 05, 2015

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) Exemption Report

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LEADER CAPITAL CORPORATION

STATEMENT OF FINANCIAL CONDITION
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

JUNE 30, 2014

LEADER CAPITAL CORPORATION

STATEMENT OF FINANCIAL CONDITION
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

JUNE 30, 2014

DeMarco
Sciaccotta
Wilkens &
Dunleavy

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Director of
Leader Capital Corporation

We have audited the accompanying statement of financial condition of Leader Capital Corporation (a Washington corporation) (the Company) as of June 30, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. The Company's management is responsible for this financial statement. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Leader Capital Corporation as of June 30, 2014 in accordance with accounting principles generally accepted in the United States of America.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Oak Brook, Illinois
August 27, 2014

LEADER CAPITAL CORPORATION

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2014

ASSETS

Cash	$ 1,064,454
Investment advisory fees receivable	879,626
Receivable from broker/dealer	53,165
Miscellaneous receivable	34,781
Office furniture, equipment, software and automobiles (net of accumulated depreciation of $218,657)	190,126
Prepaid expenses	225,485
Other assets	4,451
TOTAL ASSETS	$ 2,452,088

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 159,584
Notes payable	82,974
Capital lease obligation	8,024
Total Liabilities	$ 250,582
SHAREHOLDER'S EQUITY	
Common stock, no par value; authorized 1,000 shares; issued and outstanding 100 shares	$ 1,000
Additional paid-in capital	286,233
Retained earnings	1,914,273
Total Shareholder's Equity	$ 2,201,506
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 2,452,088

The accompanying notes are an integral part of this financial statement.

LEADER CAPITAL CORPORATION

NOTES TO STATEMENT OF FINANCIAL CONDITION

YEAR ENDED JUNE 30, 2014

NOTE 1 - NATURE OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization – Leader Capital Corporation (the "Company") was incorporated in the state of Oregon on June 27, 2001 and reorganized in the State of Washington on May 31, 2009. The Company is a wholly-owned subsidiary of Leader Holding Company, Inc. The Company is registered as a broker/dealer and an investment advisor with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activities are the sale of securities and providing investment advice.

Securities Transactions - Commission revenue and the related expense arising from securities transactions are recognized on a trade date basis, which is the same business day as the transaction date.

Concentrations of Credit Risk - The Company is engaged in various trading and brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

Office Furniture, Equipment, Software and Automobiles - Depreciation is provided using the straight-line method over three, five and ten year periods.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 - NATURE OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES - *(Continued)*

Subsequent Events - The Company evaluated all significant events or transactions that occurred through the audit report date, the date these financial statements were available to be issued.

NOTE 2 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At June 30, 2014, the Company's net capital and required net capital were $1,746,664 and $16,705, respectively. The ratio of aggregate indebtedness to net capital was 14%.

NOTE 3 - CONCENTRATION OF REVENUE

During the year ended June 30, 2014, the Company earned $7,217,247 or approximately 100% of its total revenue from an affiliated entity (See Note 6).

NOTE 4 - NONMONETARY TRANSACTIONS

During the year ended June 30, 2014, the Company has been provided quotation services, research and other services valued at $229,416 from another broker/dealer at no cost to the Company. These services have been provided to the Company in consideration of securities transactions forwarded by the Company to the other broker/dealer.

NOTE 5 - INCOME TAXES

As mentioned in Note 1, the Company is a wholly-owned subsidiary of Leader Holding Company, Inc. (Leader Holding). Both entities have elected S Corporation status for income tax purposes and, effective June 30, 2009, the Company has been accepted to file as a Qualified Subchapter S Subsidiary through Leader Holding. Therefore, the income taxes are the responsibility of the individual shareholder of Leader Holding.

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as interest/other expense. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2011.

NOTE 6 - RELATED PARTY TRANSACTIONS

Leader Holding is the sponsor for the Leader Holding Company defined benefit pension plan (Plan) and follows a calendar year for accounting purposes. The Company funds the contribution on Leader Holding's behalf and incurs the related expense. The expense associated with this Plan was $373,737 for the year ended June 30, 2014.

Through common ownership and management, the Company is also affiliated with ABC Analytics, Inc. (ABC). The Company paid $58,800 to ABC during the year ended June 30, 2014 for rent under a month-to-month lease. At June 30, 2014, ABC owed the Company $1,574 and this amount is included in other assets on the statement of financial condition.

Through common management the Company is affiliated with Leader Short-Term Bond Fund (the Short-Term Fund) and Leader Total Return Fund (Total Return Fund). In addition, the Company is the investment advisor for both the Short-Term Fund and the Total Return Fund (together referred to as the Funds) and has executed written investment advisory agreements with both of the Funds. Pursuant to terms of the agreement with the Funds, the Company earned investment advisory fees totaling $7,217,247 during the year ended June 30, 2014 and of that amount, $879,626 was receivable at June 30, 2014.

NOTE 7 - RETIREMENT PLAN

The Company sponsors a 401(k) profit-sharing and deferred compensation plan with a calendar year end. Under the terms of the plan, employees must be at least 21 years of age and have completed six consecutive months of service to become eligible for the plan. The Company is permitted to make additional discretionary contributions. The expense associated with this plan was $47,444 for the year ended June 30, 2014.

NOTE 8 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENTS

The Company has entered into an agreement with another broker/dealer (Initial Broker/dealer) whereby the Company forwards (introduces) customer securities transactions to the Initial Broker/dealer, fully disclosing the customer name and other information. The Initial Broker/dealer then forwards those transactions to another broker/dealer (Clearing Broker/dealer) for execution. This type of clearing arrangement is commonly known as a "third party clearing agreement" or a "piggyback arrangement". The processing and, if applicable, any financing pertaining to the introduced securities transactions are performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. In consideration for introducing customers' transactions, the Company receives commissions and other consideration, less the processing and other charges of the Initial Broker/dealer and the Clearing Broker/dealer. According to the terms of the agreement, the Company may not enter into any other clearing agreements without written consent of the Initial Broker/dealer. The agreement automatically renews for successive one-year terms and may be terminated by either the Company or the Initial Broker/dealer with 90 days prior written notification. Additional terms of the agreement require the Company to maintain a $50,000 deposit with the Clearing Broker/Dealer to assure the Company's performance under the agreement.

NOTE 8 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENTS - *(Continued)*

As part of the terms of the agreement, the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer through the Initial Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized on the purchase or sale and any additional expenses incurred pertaining to the transaction or other customer activity.

NOTE 9 - LEASE COMMITMENT

The Company leases a copier under a capital lease agreement. The fair market value of the copier at the lease inception was $16,800, which is included in office equipment on the statement of financial condition. Depreciation for the year ended June 30, 2014 for this asset was $9,707. The future minimum lease payments under the capital lease are as follows:

Year Ending June 30	
2015	$ 4,140
2016	4,140
2017	3,105
Total minimum lease payments	$ 11,385
Less the amount representing interest	(3,361)
Capital lease obligation at June 30, 2014	$ 8,024

NOTE 10 - NOTES PAYABLE

The Company has a note payable with a finance company, requiring monthly payments of $874, including interest at 1.9%, collateralized by an automobile and due March 2016.

During the year ended June 30, 2014, the Company acquired an automobile through issuance of a note payable with a finance company, requiring monthly payments of $1,312, including interest at 2.24%, collateralized by the automobile and due October 2018.

NOTE 11 - COMMITMENTS

During the year ended June 30, 2013, the Company entered into a settlement agreement for $375,000. Of this amount, $130,000 remains unpaid and is included in "Accounts payable and accrued expenses" on the statement of financial condition. This amount will be paid off during the year ending June 30, 2015.